SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81750R 10 2

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Flagship VentureLabs IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,734,994
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,734,994
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,734,994
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Ventures Fund IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,169,594
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,169,594
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,169,594
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.9%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Ventures Fund IV-Rx, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,283,282
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,283,282
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,283,282
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Ventures Fund IV General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,452,876
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,452,876
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,452,876
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Nutritional Health LTP Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,258,134
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,258,134
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,258,134
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.6%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Nutritional Health LTP Fund General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,258,134
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,258,134
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,258,134
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.6%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,962,963
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,962,963
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,962,963
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.2%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,962,963
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,962,963
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,962,963
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.2%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,962,963
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,962,963
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,962,963
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.2%
(14)	Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Noubar B. Afeyan, Ph.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 376,018
	(8)	Shared Voting Power 14,673,973
	(9)	Sole Dispositive Power 376,018
	(10)	Shared Dispositive Power 14,673,973
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,049,991
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.5%
(14)	Type of Reporting Person (See Instructions): IN

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Flagship VentureLabs IV, LLC, a Delaware limited liability company (“VentureLabs IV”). The manager of VentureLabs IV is Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship Fund IV”).

ii.	Flagship Fund IV. The general partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC, a Delaware limited liability company (“Flagship Fund IV GP”).

iii.	Flagship Ventures Fund IV-Rx, L.P., a Delaware limited partnership (“Flagship Fund IV-Rx” and together with VentureLabs IV and Flagship Fund IV, the “Flagship IV Funds”).The general partner of Flagship Fund IV-Rx is Flagship Fund IV GP.

iv.	Flagship Fund IV GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship IV GP.

v.	Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP”). The general partner of Nutritional LTP is Nutritional Health LTP General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

vi.	Nutritional LTP GP. Dr. Afeyan is the sole member and manager of Nutritional LTP GP.

vii.	Flagship Pioneering Fund VI, L.P., a Delaware limited partnership (“Flagship Fund VI” and together with the Flagship IV Funds and Nutritional LTP, the “Flagship Funds”).The general partner of Flagship Fund VI is Flagship Pioneering Fund VI General Partner LLC, a Delaware limited liability company (“Flagship Fund VI GP”).

viii.	Flagship Fund VI GP. The general partner of Flagship Fund VI GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

ix.	Flagship Pioneering. Dr. Afeyan is the CEO, sole shareholder and director of Flagship Pioneering.

x.	Dr. Afeyan, a citizen of the United States of America.

Effective May 11, 2020, Edwin M. Kania, Jr. retired from both Flagship Pioneering, Inc. and as a manager of Flagship Fund IV GP.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to include the following:

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

Stephen Berenson, who is a managing partner at Flagship Pioneering, is a director of the Issuer. Paul Biondi, who is an executive partner at Flagship Pioneering, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Berenson or Mr. Biondi, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

On November 23, 2020, Flagship Fund IV and Flagship Fund IV-Rx distributed to its limited partners and sole general partner, Flagship Fund IV GP, pro rata and without consideration, 3,587,820 shares and 642,180 shares, respectively, of Common Stock. Flagship Fund IV GP, in turn, distributed to its members, pro rata and without consideration, the 837,782 shares and 128,452 shares it received from Flagship Fund IV and Flagship Fund IV-Rx, respectively. Dr. Afeyan received 335,171 shares through Flagship Fund IV GP’s distribution.

On November 23, 2020, Flagship Fund VI distributed to its limited partners and sole general partner, Flagship Fund VI GP, pro rata and without consideration, 1,481,481 shares of Common Stock. Flagship Fund VI GP, in turn, distributed to its members, pro rata and without consideration, the 43,154 shares it received from Flagship Fund VI. Each of Dr. Afeyan and a trust for the benefit of Dr. Afeyan’s children received 12,853 shares through Flagship Fund VI GP’s distribution.

On November 23, 2020, Nutritional LTP distributed to its limited partners, pro rata and without consideration, 1,186,310 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 91,248,238 outstanding shares of Common Stock as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2020, as filed with the Securities and Exchange Commission on November 9, 2020.

VentureLabs IV, Flagship Fund IV and Flagship Fund IV-Rx directly hold 2,734,994 shares, 4,434,600 shares, and 1,283,282 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Fund IV GP, as the general partner of the Flagship Fund IV Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

Nutritional LTP directly holds 3,258,134 shares of Common Stock. Nutritional LTP GP, as the general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Fund VI directly holds 2,962,963 shares of Common Stock. Flagship Fund VI GP, as the general partner of Flagship Fund VI, may be deemed to beneficially own the shares directly held by Flagship Fund VI. Flagship Pioneering, as the general partner of Flagship Fund VI GP, may be deemed to beneficially own the shares directly held by Flagship Fund VI.

Dr. Afeyan, as the sole manager of each of Flagship Fund IV GP and Nutritional LTP GP and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by each of the Flagship IV Funds, Nutritional LTP and Flagship Fund VI. Dr. Afeyan also holds 363,165 shares of Common

Stock directly, in addition to 12,853 shares of Common Stock held by a trust for the benefit of Dr. Afeyan’s children. Dr. Afeyan previously held options to purchase an aggregate of 60,000 shares of Common Stock of the Issuer, which were cancelled for no value in connection with Dr. Afeyan’s resignation from the board of directors of the Issuer on March 20, 2020.

(c) On November 23, 2020, Flagship Fund IV and Flagship Fund IV-Rx distributed to its limited partners and sole general partner, Flagship Fund IV GP, pro rata and without consideration, 3,587,820 shares and 642,180 shares, respectively, of Common Stock. Flagship Fund IV GP, in turn, distributed to its members, pro rata and without consideration, the 837,782 shares and 128,452 shares it received from Flagship Fund IV and Flagship Fund IV-Rx, respectively. Dr. Afeyan received 335,171 shares through Flagship Fund IV GP’s distribution.

On November 23, 2020, Flagship Fund VI distributed to its limited partners and sole general partner, Flagship Fund VI GP, pro rata and without consideration, 1,481,481 shares of Common Stock. Flagship Fund VI GP, in turn, distributed to its members, pro rata and without consideration, the 43,154 shares it received from Flagship Fund VI. Each of Dr. Afeyan and a trust for the benefit of Dr. Afeyan’s children received 12,853 shares through Flagship Fund VI GP’s distribution.

On November 23, 2020, Nutritional LTP distributed to its limited partners, pro rata and without consideration, 1,186,310 shares of Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2020

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI, L.P.

By:	Flagship Pioneering Fund VI General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: November 25, 2020

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI, L.P.

By:	Flagship Pioneering Fund VI General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.